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                            July 20, 2023

       Karan Puri
       Chief Executive Officer
       Vahanna Tech Edge Acquisition I Corp.
       1230 Avenue of the Americas, 16th Floor
       New York, NY 10020

                                                        Re: Vahanna Tech Edge
Acquisition I Corp.
                                                            Amendment No. 2 to
Form S-4
                                                            Filed June 30, 2023
                                                            File No. 333-269747

       Dear Karan Puri:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2023 letter.

       Amendment No. 2 to Form S-4 filed on June 30, 2023

       Summary, page 1

   1. We note your response to comment 1 and reissue in part. Please revise to clarify the reasons for having the
company treated as a United States corporation in Delaware versus the British Virgin
Islands. What are the consequences of not demonstrating US
                                                        corporation status? Is
there a preference for Delaware or the British Virgin Islands?
                                                        Additionally, with a
view to disclosure, advise us if the company will know the
                                                        redemption figures
prior to the shareholder meeting and, if so, whether and how the company intends to
inform shareholders of the place of incorporation.
 Karan Puri
FirstName  LastNameKaran Puri I Corp.
Vahanna Tech  Edge Acquisition
Comapany
July       NameVahanna Tech Edge Acquisition I Corp.
     20, 2023
July 20,
Page  2 2023 Page 2
FirstName LastName
Recommendation of the Vahanna Board of Directors, page 123

2. We note your response to comment 4 and reissue in part. Please revise to clarify the nature of the professional relationships between Mr. Ramgopal and Messrs. Kalra and Malhotra.
         Please also revise elsewhere as appropriate.
Information About Roadzen, page 148

3. We note your response to comment 2 and reissue in part. Please revise the "Information
         About Roadzen" section to disclose the material terms of the agreements with the material customers discussed on page 36, including the duration of the agreements and termination provisions. Please also disclose the approximate number of customers for each period presented and your limited customer base in this section and elsewhere as appropriate.
         Additionally, discuss the reason(s) these customers have ceased or will cease being major sources of revenue. Please file the contracts discussed on page 36 as exhibits or tell us why they are not required to be filed under Item 601(b)(10) of Regulation S-K.
4. We note your response to comment 6 and reissue in part. Please revise your disclosure here and where appropriate to include the relative sizes of Roadzen, Global Insurance
         Management and National Automobile Club. Please provide such information in a format to facilitate the ease of such comparison.
Unaudited Prospective Financial Information of Roadzen , page 196

5. We note your response to comment 7 and reissue in part. Please revise to disclose the basis for assuming that the GIM "legacy policies" will be renewed upon expiration. With respect to the statement on page 37 that the company, in the past, has had to "reduce the average fixed fees and/or commissions charged," please revise page 199 to clarify the basis for assuming that such reductions will not be required going forward.
Interests of Roadzen Directors and Executive Officers in the Merger, page 227

6. We note your response to comment 10 and reissue in part. Please quantify the aggregate
         dollar amount of what the company   s officers and directors have at
risk that depends on
         completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the officers and directors are awaiting reimbursement. In this regard, we note the success fee to be paid to Indus LLP, which is controlled by the CEO.




       You may contact Ben Phippen at (202) 551-3697 or John Spitz at (202) 551-3484 if you
have questions regarding comments on the financial statements and related matters. Please
 Karan Puri
Vahanna Tech Edge Acquisition I Corp.
July 20, 2023
Page 3

contact Robert Arzonetti at (202) 551-8819 or James Lopez, Office Chief, at
(202) 551-3536
with any other questions.



                                                          Sincerely,
FirstName LastNameKaran Puri
                                                          Division of
Corporation Finance
Comapany NameVahanna Tech Edge Acquisition I Corp.
                                                          Office of Finance
July 20, 2023 Page 3
cc:       Evan D   Amico
FirstName LastName